Mail Stop 7010

      August 12, 2005


via U.S. mail and facsimile to (604) 648-8963


Ms. Nora Coccaro
Chief Executive Officer and Chief Financial Officer
Healthbridge, Inc.
1066 West Hastings Street, Suite 2610
Vancouver, British Columbia  Canada  V6E 3X2

RE:	Healthbridge, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 7, 2005
		File No. 000-30377

Dear Ms. Coccaro:

		We have reviewed your response letter dated August 4,
2005
to our letter dated July 18, 2005 and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Note 1 - Organization and Summary of Significant Accounting
Policies,
Intangible Assets, page F-13

1. We note your response to comment 1 in our letter dated July 18, 2005 that you have classified your patents as intangible assets with definite lives since acquisition in early 2002.  However, it remains
unclear why you have not and continue to not amortize the patents over the ten year estimated useful life, if you have "always maintained" the patents have a definite life. Please tell us your rationale for not amortizing the patents to date, including the authoritative literature upon which you are relying to support your accounting.  Otherwise, please amend your Form 10-KSB for the fiscal
year ended December 31, 2004 and include the following changes:
* Request your auditor include an explanatory paragraph in the reissued audit opinion. Note that your auditor should consider the appropriate date(s) for the audit opinion.
* Restate your consolidated financial statements, reflecting the amortization of your patents over a ten year period since the date of acquisition.
* Include footnote disclosure that fully complies with paragraphs
36
and 37 of APB 20.
* Fully update all affected portions of the Form 10-KSB, including MD&A, selected financial data, etc.
* Update your Item 8A disclosures to include the following:
o A discussion of the restatement and the facts and circumstances surrounding it;
o How the restatement impacted your CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures; and
o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
   Refer to Items 307 and 308(c) of Regulation S-B.
* Amend your Form 10-QSB for the fiscal quarter ended March 31,
2005
to reflect the necessary changes to your financial statements and related disclosures.
* Update your certifications included in all amended Forms.

	If you conclude that your consolidated financial statements are to be restated and that your prior flings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

2. We also note from your response to comment 1 in our letter dated
July 18, 2005 that there have been no sales of your waste disposal units since the first quarter of 2004 as of today. As such, please tell us the dates of the impairment tests you performed during fiscal years 2004 and 2005. Please provide us with your most recent discounted cash flow analysis that supports the recoverability of this asset. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable. If you continue to believe that your patents are not impaired, please revise your disclosure under critical accounting policies to provide detailed disclosure of the facts that support your belief your patents are not impaired in light of the fact that you have been unsuccessful in selling additional products since the first quarter of fiscal year 2004.


*   *   *   *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

		If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-
3736,
or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Ms. Nora Coccaro
Healthbridge, Inc.
August 12, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE